EXHIBIT 99.1

AUTORITÉ
DES MARCHÉS
FINANCIERS

CERTIFICATE TO BE USED WITHIN THE CONTEXT OF THE SUBSTITUTION OF A STATEMENT OF A CORPORATION THAT IS NOT AN ENTITY

I certify that I have examined the information concerning Eldorado Gold Corporation contained in the statement of Philip Yee for the fiscal year that began on January 1, 2021 and ended on December 31, 2021. To my knowledge and having exercised due diligence, the information contained in the statement is, in all material respects for the purposes of the Act, true, accurate and complete.

Full name of the officer or director: Philip Yee

Title of position: Executive Vice President and Chief Financial Officer

Date : May 27, 2022

"Philip Yee"

[Signature]

Extractive Sector Transparency Measures Act - Annual Report

Reporting Entity Name	Eldorado Gold Corporation					
Reporting Year	**From**	1/1/2021	**To:**	12/31/2021	**Date submitted**	5/27/2022
Reporting Entity ESTMA Identification Number	E919377		(●) Original Submission ( ) Amended Report			
Other Subsidiaries Included (optional field)						
For Consolidated Reports - Subsidiary Reporting Entities Included in Report:	Eldorado Gold (Quebec) Inc (ID: E558445), QMX Gold Corporation (ID: E860162)					
Not Substituted						
Attestation by Reporting Entity						

In accordance with the requirements of the ESTMA, and in particular section 9 thereof, I attest I have reviewed the information contained in the ESTMA report for the entity(ies) listed above. Based on my knowledge, and having exercised reasonable diligence, the information in the ESTMA report is true, accurate and complete in all material respects for the purposes of the Act, for the reporting year listed above.

Full Name of Director or Officer of Reporting Entity	**Philip Yee**	**Date**	5/27/2022
Position Title	**Executive VP and Chief Financial Officer**

2

3

Extractive Sector Transparency Measures Act - Annual Report

Reporting Year	**From:**	1/1/2021	**To:**	12/31/2021	
Reporting Entity Name	Eldorado Gold Corporation			**Currency of the Report**	USD
Reporting Entity ESTMA Identification Number	E919377				
Subsidiary Reporting Entities (if necessary)	Eldorado Gold (Quebec) Inc (ID: E558445), QMX Gold Corporation (ID: E860162)				

Payments by Project

Country	Project Name	Taxes	Royalties	Fees	Production Entitlements	Bonuses	Dividends	Infrastructure Improvement Payments	Total Amount paid by Project	Notes
Turkey	Kisladag	80,000	19,500,000	5,050,000					**24,630,000**	Note 1
Turkey	Efemcukuru		10,330,000	1,100,000					**11,430,000**	Note 1
Turkey	Ankara Office	24,410,000		3,760,000					**28,170,000**	Note 1
Canada	Lamaque Operations	17,740,000							**17,740,000**	Note 2 and 6
Greece	Olympias		4,570,000						**4,570,000**	Note 3
Greece	Stratoni		490,000						**490,000**	Note 3
Greece	Skouries		60,000						**60,000**	Note 3
Greece	Perama Hill	10,000	20,000						**30,000**	Note 3
Greece	Kassandra Mines	360,000							**360,000**	Note 3
Romania	Certej	220,000		140,000					**360,000**	Note 4
Brazil	Tocantinzinho			220,000					**220,000**	Note 5 and 7

4

Reporting Principles

1.	Basis of Accounting

The Schedule of Payments by Payee and the Schedule of Payments by Project (collectively, the “Schedules") prepared by Eldorado Gold Corporation (the “Company”) for the year ended December 31, 2021 has been prepared in accordance with the financial reporting provisions in Section 9 of the Extractive Sector Transparency Measures Act, Section 2.3 of the Extractive Sector Transparency Measures Act – Technical Reporting Specifications and Section 3 of the Extractor Sector Transparency Measures Act – Guidance Version 2 (collectively the “financial reporting framework”).

The Schedules are prepared to provide information to the Board of Directors of Eldorado Gold Corporation and the Minister of Natural Resources Canada to assist in meeting the requirements of the Extractive Sector Transparency Measures Act. As a result, the Schedules may not be suitable for another purpose.

2.	Basis of Presentation

The Schedules have been prepared using the cash basis of accounting, as required by the financial reporting framework, and therefore exclude any accruals related to payments due to governments.

The Schedules include all cash payments made, without inclusion of cash inflows from a government. Where the Company makes a payment to a government that is net of credits from that government, the net payment amount has been presented.

3.	Reporting Currency

All payments are reported in U.S. dollars which is the reporting currency of the Company. When the Company has made payments in currencies other than its reporting currency, it translates the payments using the exchange rate on the date of the individual payment.

4.	Rounding

All figures have been rounded to the nearest $10,000 U.S. dollars.

5.	Control

As required by the financial reporting framework, the Company has reported payments made by entities controlled by the Company. The Company has determined whether it controls an entity in accordance with International Financial Reporting Standards.

5